

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Gerri Henwood
President and Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Road
Malvern, PA 19355

      Re: Baudax Bio, Inc.
          Registration Statement on Form S-1
          Filed August 3, 2022
          File No. 333-266499

Dear Ms. Henwood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Porter, Esq.